January 18, 2002
VIA EDGAR ONLY
--------------

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549


         Re:      Category 5 Technologies, Inc.
                  Registration Statement on Form S-4
                  File No. 333-73128

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Category 5 Technologies, Inc. (the "Company") hereby withdraws its entire Registration Statement on Form S-4, SEC File No. 333-73128, together with all amendments and exhibits, that was originally filed by the Company with the Securities and Exchange Commission on November 9, 2001. The Company is withdrawing the Registration Statement because the Company and Netgateway, Inc. terminated and abandoned the merger pursuant to a termination and release agreement, dated January 14, 2002. The Registration Statement has not been declared effective and no securities have been sold in connection with the offering.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting the request for withdrawal be included in the file for the Registration Statement on Form S-4 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

         If you have any questions with respect to the request for withdrawal, please contact David F. Evans of Snell & Wilmer L.L.P., outside counsel for the Company, at 801-257-1923.

                                                 Very truly yours,

                                                 CATEGORY 5 TECHNOLOGIES, INC.

                                                 /s/  William C. Gibbs

                                                 William C. Gibbs
                                                 Chief Executive Officer